SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 26)
Under the Securities and Exchange Act of 1934

 BlackRock New York Insured Municipal 2008 Term Trust, Inc.
(BLN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247L107
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 09, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Blackrock New York Insured Municipal 2008 Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BLN
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BLN fit the investment guidelines for various
		Accounts.  Shares have been acquired since January 11, 1999.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,283,519 shares, which represents 11.40 % of the outstanding Shares.  George Karpus presently owns 49,015 shares purchased on January 17 & 18, 2001 at $15.06 (6,700 shares), January 29 at $15.25 (5000 shares), January 30 at $15.11 (3,000 shares), February 14 at $15.25 (3,300 shares), April 17, 2002 at $15.42
(1,450 shares), April 18 at $15.40 (550 shares), May 13 at $15.60 (1,100 shares), May 29 at $15.68 (500 shares), June 11 at $15.68 (1,900 shares), July 16 at $15.87 (4,750 shares), August 13 at $15.95 (10,000 shares), August 14 at $16.09 (5,000 shares), August 15 at $16.05
(5,000 shares), October 11 at $16.17 (5,000 shares), May 6, 2003 at
$16.38 (1,100 shares), June 13 at $16.95 (800 shares), June 23 at
$16.90 (250 shares), July 8 & 9 at $16.70 (750 shares), July 16 at
$16.42 (1,150 shares), August 13 at $16.20 (5,000 shares), September
26 at $16.65 (2900 shares), May 6, 2004 at $15.80 ( 1100 shares), May 10 at $15.64 ( 5000 shares), and May 12 and 13  at $15.46 ( 4500 shares),
April 11, 2005 at $15.47 (5000shares), April 12 at $15.46 (300shares). He sold on January 3, 2003 at $16.15 (985 shares), and January 6 at $16.16
(450 shares), July 6 at $ 16.12 and $16.13 (800 shares), July 7 & 12 and 16 at $ 16.10 (600 shares), July 26 & 27 and 28 at $ 16.00 (300 shares), July
26 & 29 at $ 15.98 ( 200 shares), July 29 & 30 at $ 15.95 ( 600 shares),
July 30 at $ 15.96 ( 100 shares), August 5 at $15.96 and $15.97 (200 shares), August 18 & 19 at $16.23 (300 shares), August 20 at $16.20 (500 shares), August 24 at $16.21 and $16.23 (700 shares),  August 25 at
$16.23, $16.24 and $16.30 (1100 shares), August 26 at $16.32 and $16.33
(2200 shares), August 27 at $16.32 and $16.33 (600 shares), August 30 at
$16.33 (900 shares), August 31 at $16.34 (500 shares), September 1 at $
16.34 (100 shares), September 2 at $ 16.37 (300 shares), September 8, 9, and 10 at $16.27 (1800 shares), September 13 & 17 at $ 16.30 & $ 16.31
(1300 shares), September 20 & 22  at $ 16.32 & $ 16.33 (700 shares),
October 1 at $16.24 & $ 16.25 (1400 shares), October 6 & 8 at $16.22 &
$16.23 (700 shares), October 11, 12, and 14 at $ 16.25 & $ 16.26 (1800 shares), and October 15, 18, 19, and 20 at $ 16.25 & $16.26 (1800 shares),
December 3 at $ 16.17 (600 shares), December 13 & 15 at $ 16.11 & $
16.12 (150 shares), December 14 & 17 at $ 16.10 (1700 shares), December
16 & 27 at $ 16.13 & $16.14 (1100 shares), December 22 at $ 16.20 (200 sharers), December 29 & 31 at $ 16.09 (600 shares), January 4, 2005 at
$16.15 (200 shares), January 5 & 6 at $16.10 (250 shares), January 27 at
$16.08 (200 shares), and January 31 at $16.13 (1250 shares), February 1 &
2 at $ 16.15 & $16.16 (400 shares), February 3 & 4 at $16.13 & $16.15
(400 shares), February 4 & 10 at $16.17 (700 shares), February 7 & 9 at
$16.18 (200 shares), February  8& 9 at $ 16.19 & $16.20 (1000 shares),
February 16 & 17 at $ 16.05 & $16.09 (1000 shares), February 18 at $
15.95 (100 shares), and February 24 & 25 at $15.99 & $16.00 (300 shares), and March 4 at $ 15.94 (200 shares), and July 13 & 20, 2005 at $
15.87 (600 shares) . Jo Ann Van Degriff owns 3,775 shares purchased on
July 10 &11, 2001 at $15.29 (2,000 shares), July 16, 2002 at $15.87 (2,350 shares), and August 2 at $15.95 (2,900 shares). She sold on January 3,
2003 at $16.15 (75 shares), January 6 at $16.17 (50 shares), January 21 at
$16.14 (50 shares), September 12 at $16.34 (1800 shares), September 17 at $16.45 (200 shares), June 24 at $16.24 (100 shares), July 30 at $15.95
(100 shares), August 18 at $16.23 (100 shares), August 20 at $16.20 (100 shares), August 24 at $16.21 (100 shares), August 25 at $16.24 and $16.30
(200 shares), August 26 at $16.32 and $16.33 (400 shares), August 27 at
$16.32 (100 shares), August 30 at $16.33 (100 shares), August 31 at
$16.34 (100 shares), September 8 & 10 at $16.27 (200 shares), September
13 & 17 at $ 16.30 & $ 16.31 (300 shares), September 20 at $ 16.33 (100 shares), October 1 at $16.24 & 16.25 (300 shares), October 6 & 8  at $
16.22 & $ 16.23 (200 shares), October 11,12, 14,15, 18, and 20 at $16.25
(800 shares), October 14 & 20 at $ 16.26 (200 shares), December 14 & 17 at $ 16.10 (200 shares), December 27 at $ 16.14 (100 shares), and January
31, 2005 at $16.13 (150 shares), February 8  at $ 16.19 & $16.20 (200 shares), and February 16 & 17 at $ 16.05 & $16.09 (200 shares), April 13,
2005 at $15.65 (500shares), July 01&05 at $15.84 ( 450shares).  Karpus
Management, Inc. owns 4,600 shares purchased on January 26, 2004 at a price of $17.14 (3700 shares), February 2 at $17.00 (1000 shares),
February 6 at $17.09 (4000 hares),May 5, 2004 at $15.97 (1500 shares).
Shares were sold on July 6 at $ 16.12 ( 200 shares) and $ 16.13 (100 shares), July 12 & 16 at $16.10 ( 300 shares), July 26 & 28 at $ 16.00
(200 shares), July 26 & 29 at $15.98 (200 shares), July 29 & 30 at $ 15.95
( 400 shares), and July 30 at $ 15.96 ( 100 shares), August 5 at $15.96 and
$15.97 (200 shares), October 20 at $ 16.26 (100 shares), December 3 at $
..16.17 (200 shares), December 13 at $16.12 (50 shares), December 14 &
17 at $ 16.10 (600 shares), December 22 & 27 at $ 16.14 & 16.20 (400 shares), December 28 at  $ 16.06 (100 shares), December 29 & 30 at $
16.09 (200 shares), January 4, 2005 at $16.15 (100 shares), January 5 & 6 at $16.10 (150 shares), January 27 at $16.08, and January 31 at $16.13
(300 shares), February 1 & 4 at $16.15 (200 shares), February 2 & 3 at
$16.13 & $16.16 (200 shares), February 4 & 10 at $ 16.17 (200 shares),
February 8 & 9 at $ 16.19 & $16.20 (500 shares), February 16 &17 at
$16.05 & $16.06 (200 shares), and February 18 & 24 at $ 15.95 & 15.99
(200 shares), and March 4 at $ 15.94 (100 shares).
None of the other Principals presently owns shares.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c) The first open market purchase occurred on January 11, 1999 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/14/2005
-1330
15.74

7/1/2005
-900
15.84
6/24/2005
-2400
15.85

7/5/2005
-3100
15.84




7/8/2005
-91
15.81




7/13/2005
-3000
15.87




7/20/2005
-6500
15.88
other than by such open market purchases, during such period.
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BLN
		securities.







ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.


























Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.







August 09, 2005 	  	              	     By:________________________
       Date						        Signature
			                	                 Dana R. Consler, Senior Vice President
                          Name/Title